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                            June 29, 2022

       Yoav Leibovitch
       Chief Financial Officer
       SatixFy Communications Ltd.
       12 Hamada St., Rehovot 670315
       Israel

                                                        Re: SatixFy
Communications Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted June 13,
2022
                                                            CIK No. 0001915403

       Dear Mr. Leibovitch :

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       What interests do the Sponsor and the current officers and directors of Endurance have in the
       Business Combination?, page 21

   1. We note your response to prior comment 10. Please clarify why the Sponsor's fully diluted potential ownership on
page 21 includes 1,000,000 SatixFy Ordinary Shares as part of the
                                                        PIPE Units and 500,000
SatixFy Ordinary Shares underlying the PIPE Warrants while
                                                        footnote 8 on page 17
does not.
       Summary, page 30

   2. We note your response to prior comment 1. Clarify whether recent common stock trading prices exceed the
threshold that would allow EDNCU to redeem public warrants.
 Yoav Leibovitch
FirstName  LastNameYoavLtd.
                        Leibovitch
SatixFy Communications
Comapany
June       NameSatixFy Communications Ltd.
     29, 2022
June 29,
Page 2 2022 Page 2
FirstName LastName
The SatixFy Warrant Assumption Agreement and Existing Endurance Warrant Agreement designate the courts of the State of New York..., page 90

3. We note the disclosure that the exclusive forum provisions of the SatixFy Warrant
         Assumption Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the
         United States are the sole and exclusive forum, however, Section 3.4 of the Assumption
         Agreement does not state that it does not apply to actions arising under the Exchange
         Act. Please advise or revise.
Unaudited Prospective Financial Information of SatixFy, page 137

4. We note your disclosure that due to recent developments the projections no longer
         represent management   s current view on SatixFy   s future financial
performance. Please
         provide us with your analysis as to why the projection disclosure is appropriate to be included at this time given your revised disclosure regarding the material uncertainties associated with the projections and that the projections no longer
represent management   s
         current view on SatixFy   s future financial performance.
5. Please revise to include disclosure describing what consideration the board gave to obtaining updated projections.
Tax Consequences of the Business Combination Under Section 368(a) of the Code, page 272

6. We note your response to prior comment 20 and reissue our comment. Description of SatixFy ordinary shares
Exclusive Jurisdiction of Certain Actions, page 293

7. We note the disclosure that your exclusive forum provision identifies the courts of Tel
         Aviv, Israel as the exclusive forum for certain litigation, including
any    derivative action.
         We also note that Article 38.1(b) of the Amended and Restated Articles of Association of
         SatixFy does not clarify if it applies to actions arising under the Exchange Act, however, your risk factor on page 84 states that the "exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law (as is the case under the
         Exchange Act)." If this provision does not apply to actions arising under the Exchange
         Act, please ensure that the exclusive forum provision in the governing document states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
General

8. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has
 Yoav Leibovitch
SatixFy Communications Ltd.
June 29, 2022
Page 3
      substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
9.    We note your disclosure on page 61 and 137 that due to recent developments the
      projections no longer represent management   s current view on SatixFy
s future financial
      performance. Please include more prominent disclosure earlier on in your proxy statement/prospectus including a cross reference to the relevant risk factor.
       You may contact Andi Carpenter at 202-551-3645 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameYoav Leibovitch
                                                           Division of
Corporation Finance
Comapany NameSatixFy Communications Ltd.
                                                           Office of
Manufacturing
June 29, 2022 Page 3
cc:       Brian Wolfe
FirstName LastName